July 12, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

North Bay Resources Inc.
Form 8-K
Filed July 1, 2011
File No. 000-54213

We have reviewed the Commission’s comments to our Current Report on Form 8-K filed with the Commission on July 1, 2011.  We have prepared our responses to the Commission’s comments, as set forth below.

COMMENT:

This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K indicates that it fails to comply with the applicable requirements of the form because it does not contain the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K. In this regard, we note that it appears that immediately before the transaction reported in the current report you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. As a result, you were required to provide in the current report the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of your securities subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act upon consummation of the transaction. Please refer to Section II.D.3 of Securities and Exchange Commission Release No. 33-8587 and Sections 2.01(f) and 9.01 of Form 8-K. Please promptly amend the current report to correct the deficiencies noted above and to add the information required by any other applicable items of Form 8-K.

RESPONSE:

With all due respect to the Commission, the Registrant strenuously objects to the characterization of being a shell company by any definition.  More specifically, the Registrant affirms that it is not, nor has ever been, a shell company.

Furthermore, we can attest that since inception, the Registrant has at all times had  (a) material operations that can not in any way be described as nominal, and (b) material assets other than cash that can not in any way be described as nominal.

From inception and until Q2 2006, the Registrant was engaged in digital audio sales, and had revenue every quarter from retail sales of digital audio from an existing asset base of internet properties.  Since March 2006, when the Registrant became a junior mining company, the Registrant has been actively acquiring mineral claims (assets), incurring exploration expenses, and generating positive cash flows from claim sales and joint-venture agreements.  Sales of mineral claims and income from joint-ventures are classified as "Other Income" on our audited financial statements.   Mineral property acquisition costs are capitalized, and when applicable subsequently expensed as a result of impairment analysis when each have been evaluated as impaired.

The Registrant respectfully requests that the Commission re-evaluate its preliminary review of the current report on Form 8-K as filed on July 1, 2011, with respect that the Registrant is not and has never been a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

North Bay Resources Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert the comments by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Perry Leopold

Perry Leopold, Chief Executive Officer
Fax: (215) 661-8959

cc: Via Facsimile (201) 265-6069
Thomas E. Boccieri, Esq.